SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

asacha@sidley.com (312) 853 2939	FOUNDED 1866

April 17, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Telephone and Data Systems, Inc. — Definitive Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, on behalf of Telephone and Data Systems, Inc. (the “Company”), transmitted herewith is a Schedule 14A Information cover sheet and definitive copies of the notice of special meeting, proxy statement and forms of proxy cards to be furnished to the shareholders of the Company in connection with its annual meeting of shareholders to be held on May 21, 2015.

On March 19, 2015, the Company submitted a preliminary proxy statement as a type PREC14A because GAMCO Asset Management Inc. delivered notice to the Company that it intends to nominate two persons to the Board of Directors in opposition to two of the nominees of the Company’s Board of Directors.  The Company received comments from the Staff on March 26, 2015.  The Company responded to comments and filed an amended preliminary proxy statement as a type PRER14A on March 31, 2015.  On April 1, 2015, the undersigned was advised by Ms. Emily Drazan of the Staff that the Company could proceed to complete the definitive proxy statement.  The definitive proxy statement filed herewith is filed as a type DEFC14A and is marked to indicate changes made to the amended preliminary proxy statement filed on March 31, 2015.  The definitive proxy statement is being released to shareholders on April 17, 2015.

Please contact the undersigned by phone at (312) 853-2939 or by fax at (312) 853-7036 or by email to asacha@sidley.com with any questions.

Very truly yours,

/s/ Alfred N. Sacha

Alfred N. Sacha

cc: LeRoy T. Carlson, Jr.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.